UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

FGL HOLDINGS

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Warrants to Purchase Ordinary Shares

(Title of Class of Securities)

ISIN KYG3402M1107*

(CUSIP Number of Class of Securities)

Christopher J. Littlefield

President and Chief Executive Officer

FGL Holdings

4th Floor, Boundary Hall, Cricket Square,

P.O. Box 1093, Grand Cayman, KY1-1102, Cayman Islands,

1 (345) 947-5614

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Steven J. Slutzky, Esq.

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

(212) 909-6000

CALCULATION OF FILING FEE

Transaction valuation**	Amount of filing fee***
$103,135,251	$12,840

*	The equity warrants of FGL Holdings have an International Securities Identification Number (“ISIN”) but do not have a CUSIP number.
**

Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This calculation assumes the exchange of a total of 70,883,334 warrants to purchase ordinary shares. The transaction value was determined by using the average of the high and low prices of the warrants as reported on the New York Stock Exchange on August 29, 2018, which was $1.455.

***	The amount of the filing fee, calculated in accordance with Rule 0-11(b) under the Exchange Act, equals $124.50 per million dollars of the transaction valuation.
☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $12,840	Filing Party: FGL Holdings
Form or Registration No.: Schedule TO-I	Date Filed: September 6, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendments to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

This Tender Offer Statement on Schedule TO (“Schedule TO”) is being filed by FGL Holdings. (the “Company” or “FGL Holdings” or “we”, “us” or “our”), pursuant to Rule 13e-3 and Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the offer to exchange, for a combination of cash and ordinary shares, any and all of FGL Holdings’ 70,883,334 outstanding warrants, each to purchase one ordinary share (the “Warrants”), for 0.11 of the Company’s ordinary shares, par value $0.0001 per share (the “Exchange Shares”) and $0.98 in cash, without interest (together with the Exchange Shares, the “Exchange Consideration”) per Warrant. The offer is being made upon the terms and subject to certain conditions set forth in the Offer to Exchange dated September 6, 2018 (the “Offer to Exchange”) and in the related Letter of Transmittal (the “Letter of Transmittal”), which, as amended or supplemented from time to time, together constitute the offer (the “Offer”). This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-3(d)(1) and Rule 13e-4(c)(2) under the Exchange Act.

All information in the Offer to Exchange is incorporated by reference in response to all of the items in this Schedule TO, and is supplemented only by those items specifically provided in this Amendment No. 1 (the “Amendment”).

This Amendment should be read in conjunction with the Schedule TO, the Offer to Exchange and the related Letter of Transmittal, as the same may be further amended or supplemented hereafter and filed with the SEC.

Items 1 through 11 and Item 13.

The information set forth under these Items of the Schedule TO is hereby supplemented by adding the following:

1. The answer under the section “Summary Term Sheet and Questions and Answers—Is there a maximum number of Warrants that I may tender?” on page 3 of the Offer to Exchange is hereby deleted and replaced with the following:

“No. We currently intend to exchange any and all Warrants properly tendered but we may elect to exchange none of the Warrants only in the event that we terminate the offer due to a failure to satisfy a condition to the offer. If we elect to exchange any of the Warrants validly tendered, we will exchange all of the Warrants validly tendered. See “The Offer—Section 1. Number of Warrants; Exchange Consideration.”

2. All references to “the Warrant holders” in the section “Special Factors—Section 2. Fairness of the Offer” of the Offer to Exchange are replaced with references to “the affiliated and unaffiliated Warrant holders.”

3. The fourth paragraph under the section “Special Factors—Section 2. Fairness of the Offer” on page 10 of the Offer to Exchange is hereby deleted and replaced with the following:

“Our board of directors did not entertain any alternative transactions as a factor in its evaluation of the fairness of the transaction, although the board of directors recognized that decreasing potential dilution to our shareholders through the Offer would improve the capital structure of the Company on a longer-term basis. Warrants are commonly valued using a modified version of the Black-Scholes model, which takes into account the strike price and current market price of the Warrants and the current market price of the Company’s Ordinary Shares, among other factors. Therefore, current and historical market prices are material factors in assessing the fairness of the Offer, and were considered by our board of directors. The net book value, going concern value and liquidation value are not material indicators of the value of the Warrants, and were not considered by our board of directors. In addition, purchase price paid in previous purchases was not applicable, as there have been no such purchases. The Black-Scholes pricing model is a valuation model that has been developed to estimate the value of options and other equity-linked securities, such as Warrants. This is a theoretical valuation model based on several assumptions and estimates about future events and therefore, the value may not be the actual value of the Warrants. Our board of directors has elected to offer a premium to the market value of the Warrants as the board of directors believes the premium offer price will maximize participation in the Offer. Given our view that the Warrants are significantly dilutive to current shareholder ownership interests, the advantages of maximizing participation are viewed to outweigh the higher costs of offering a premium to the market value of the Warrants.”

4. The fourth paragraph under the section “The Offer—Section 1. Number of Warrants; Exchange Consideration—Number of Warrants” on page 28 of the Offer to Exchange is hereby deleted and replaced with the following:

“The Offer is not conditioned on any minimum number of Warrants being tendered. The Offer is, however, subject to certain other conditions. We may elect to exchange none of the Warrants tendered to us only in the event that we terminate the offer due to a failure to satisfy a condition to the offer. If we elect to exchange any of the Warrants validly tendered to us, we will exchange all of the Warrants validly tendered. See “Special Factors—Section 1. Purposes, Alternatives, Reasons and Effects” and “The Offer—Section 5. Conditions of the Offer.””

5. The first paragraph under the section “The Offer—Section 2. Procedures for Tendering Warrants—Tendering Warrant Holders’ Representations and Warranties; Tender Constitutes an Agreement” on page 30 of the Offer to Exchange is hereby deleted in its entirety.

6. The fourth paragraph under the section “The Offer—Section 2. Procedures for Tendering Warrants—Tendering Warrant Holders’ Representations and Warranties; Tender Constitutes an Agreement” on page 30 of the Offer to Exchange is hereby deleted and replaced with the following:

“A tender of Warrants made pursuant to any method of delivery set forth herein will also constitute an acknowledgement by the tendering Warrant holder that: (i) the Offer is discretionary and may be extended, modified, suspended or terminated by us as provided herein; (ii) such Warrant holder is voluntarily participating in the Offer; (iii) the future value of the Warrants and the Exchange Shares is unknown and cannot be predicted with certainty; (iv) such Warrant holder has received this Offer to Exchange; (v) such Warrant holder is not relying on the Company, the Financial Advisor, the Information Agent or the Depositary for tax or financial advice with regard to how the Offer will impact the tendering Warrant holder’s specific situation; (vi) any foreign exchange obligations triggered by such Warrant holder’s tender of Warrants or receipt of proceeds are solely his, her or its responsibility; and (vii) regardless of any action that we take with respect to any or all income/capital gains tax, social security or insurance tax, transfer tax or other tax-related items (“Tax Items”) related to the Offer and the disposition of Warrants, the ultimate liability for all Tax Items is and remains his, her or its sole responsibility. In that regard, a tender of Warrants shall authorize us to withhold all applicable Tax Items potentially payable by a tendering Warrant holder. Our acceptance for payment of Warrants tendered pursuant to the Offer will constitute a binding agreement between the tendering Warrant holder and us upon the terms and subject to certain conditions of the Offer.”

7. The following paragraph is hereby inserted at the end of the section “The Offer—Section 3. Withdrawal Rights” on page 32 of the Offer to Exchange:

“Warrants not yet accepted for payment after the expiration of 40 business days from the commencement of the Offer may be withdrawn pursuant to Rule 13e-4(f)(2)(ii) of the Exchange Act.”

8. The seventh and eighth bullet points on page 4 of the Letter of Transmittal, a revised copy of which is attached as Exhibit (a)(1)(B), are hereby deleted in their entirety.

9. The “1.5 million” in the first paragraph under the section “The Offer—Section 7. Source and Amount of Funds” on page 36 of the Offer to Exchange is hereby deleted and replaced with “1.7 million.”

10. The paragraph under the section “The Offer—Section 8. Interests of Directors and Executive Officers—Participation in the Offer” on page 37 of the Offer to Exchange is hereby deleted and replaced with the following:

“Our directors and sponsor group (Blackstone, Mr. Chu, and Mr. Foley), who collectively hold approximately 36.5% of the outstanding Warrants, have severally confirmed their intent to tender all of the Warrants they hold pursuant to the Offer, in their sole discretion. Our directors and sponsor group have advised us that they intend to tender all of the Warrants they hold because they believe the consummation of the Offer will add economic value for the Company’s shareholders. Their intent to participate is conditioned on at least 70% of the outstanding Warrants (including the Warrants held by such directors and sponsor group) being validly tendered and not validly withdrawn in accordance with the terms of the Offer. If fewer than 70% of the outstanding Warrants are validly tendered and not validly withdrawn in accordance with the terms of the Offer, our directors and sponsor group do not intend to tender any of the Warrants they hold pursuant to the Offer. However, our directors and sponsor group may waive this condition, in their sole discretion, and tender the Warrants they hold pursuant to the Offer irrespective of the aggregate percentage of Warrants validly tendered and not validly withdrawn in accordance with the terms of the Offer.”

11. The following information is hereby inserted after the first paragraph of “The Offer—Section 9. Financial Information Regarding the Company” on page 38 of the Offer to Exchange:

Summary Financial Information.

The following is a summary of historical consolidated statement of operations data and consolidated balance sheet data as of and for each period indicated. The summary historical consolidated financial data for the Successor period from December 1, 2017 to December 31, 2017, the Predecessor period from October 1, 2017 to November 31, 2017, the Predecessor period from October 1, 2016 to December 31, 2016, and the Predecessor years ended September 30, 2017, 2016 are derived from, and should be read in conjunction with, our audited financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Annual Report on Form 10-K filed with the SEC on March 15, 2018. The summary historical consolidated financial data as of and for the six months period ended June 30, 2018 and June 30, 2017 are derived from, and should be read in conjunction with, our unaudited financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Quarterly Report on Form 10-Q filed with the SEC on August 9, 2018.

Fidelity & Guaranty Life (“FGL”), a former majority owned subsidiary of HRG Group, Inc. (“HRG”), completed the merger with CF Corporation (“CF Corp”) and its related entities (“CF Entities”), and on November 30, 2017. On December 1, 2017, upon completion of the acquisitions, CF Corp changed its name to FGL Holdings. As a result of the business combination, for accounting purposes, FGL Holdings is the acquirer and FGL is the acquired party and accounting predecessor. Our financial information presentation includes the financial information of FGL and its subsidiaries as “Predecessor” for the periods prior to the completion of the business combination and FGL Holdings, including the consolidation of FGL and its subsidiaries, as “Successor” for periods from and after the closing date of the business combination. Prior to the acquisition, FGL Holdings reported under a fiscal year end of December 31, and the Predecessor companies reported under a fiscal year end of September 30. Subsequent to the acquisition, the Successor company will report under a fiscal year end of December 31.

Summary Consolidated Statement of Operations Data:

(In millions, except share data)
			Period from December 1 to	Period from October 1 to	Period from October 1 to December 31,
	For the six months ended
	June 30, 2018	June 30, 2017	December 31,	November 30,	2016	Year Ended September 30,
	(Unaudited)	(Unaudited)	2017	2017	(Unaudited)	2017	2016
	Successor	Predecessor	Successor	Predecessor		Predecessor
SUMMARY OF OPERATIONS
Total operating revenues	478	755	165	362	340	1,530	1,139
Total benefits and expenses	350	660	158	314	171	1,173	964
Operating income	128	95	7	48	169	357	175
Net (loss) income	72	54	(102)	28	108	223	97
PER SHARE DATA(1)
Income (loss) from continuing operations per common share - basic	0.27	0.92	(0.49)	0.48	1.85	3.83	1.67
Income (loss) ) from continuing operations per common share - diluted	0.27	0.92	(0.49)	0.47	1.85	3.83	1.66
Net income (loss) per common share - basic	0.27	0.92	(0.49)	0.48	1.85	3.83	1.67
Net income (loss) per common share - diluted	0.27	0.92	(0.49)	0.47	1.85	3.83	1.66
Cash dividend declared per common share (1)(2)	—	0.130	—	0.065	0.065	0.260	0.260
Common shares outstanding	214.4	58.9	214.4	58.9	58.9	58.9	58.9
BALANCE SHEET DATA
Total investments	22,860	22,627	23,604	23,326	21,076	23,072	21,025
Cash and cash equivalents	1,710	799	1,215	924	632	885	864
Other assets	5,460	4,976	5,110	4,977	5,244	5,008	5,146
Total assets	30,030	28,402	29,929	29,227	26,952	28,965	27,035
Policyholder liabilities	27,358	23,822	26,673	24,553	22,992	24,271	22,773
Total debt	540	405	412	405	400	405	400
Other liabilities	794	2,062	892	1,985	1,808	2,042	1,928
Total liabilities	28,692	26,289	27,977	26,943	25,200	26,718	25,101
Total equity	1,338	2,113	1,952	2,284	1,752	2,247	1,934
Total equity excluding AOCI	1,941	1,646	1,877	1,729	1,599	1,704	1,495

(1)

On November 30, 2017 and onward, Front Street Re (Cayman) Ltd.‘s results are included in our results as FGL Holdings acquired Front Street Re (Cayman) Ltd. pursuant to the merger agreement in connection with our acquisition of Fidelity & Guaranty Life.

(2)

On August 9, 2013, we distributed our ownership interests in the parent company of Front Street Re (Cayman) Ltd. to HRG. As a result, Front Street Re (Cayman) Ltd.’s results are not included in our results from the Predecessor years ended September 30, 2013 to November 30, 2017. On November 30, 2017 and onward, Front Street Re (Cayman) Ltd.‘s results are included in our results as FGL Holdings acquired Front Street Re (Cayman) Ltd. pursuant to the merger agreement..

12. The following table is hereby added at the end of the section “The Offer—Section 13. Fees and Expenses” on page 45 of the Offer to Exchange:

“The following table sets forth the costs and expenses payable in connection with the Offer. All amounts are estimates except the SEC filing fee.

Amount
SEC filing fee	$12,840
Printing fees and expenses	60,000
Information Agent and Depositary fees and expenses	40,000
Legal fees and expenses	850,000
Financial Advisor fee	750,000
Accounting fees	—

Total	1,712,840

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by replacing the following exhibit:

Exhibit Number	Description

(a)(1)(B)	Letter of Transmittal to Tender Warrants.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 21, 2018

FGL Holdings

By:	/s/ Dennis R. Vigneau
Name:	Dennis R. Vigneau
Title:	Chief Financial Officer